UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2002

Creo Inc.
(Translation of registrant's name into English)

3700 Gilmore Way, Burnaby, BC, Canada V5G 4M1
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]
Form 20-F  [ ] Form 40-F  [X]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes   [ ] No  [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82 -

creo

Creo Inc.
3700 Gilmore Way
Burnaby, B.C.
Canada V5G 4M1

T: +1.604.451.2700
F: +1.604.437.9891

www.creo.com

News release

For immediate release

Creo and KBA Extend Strategic Relationship for On-press Imaging

Vancouver, BC, Canada (July 2, 2002) - Creo Inc. (NASDAQ, CREO; TSX: CRE) has signed a multiyear contract with Koenig & Bauer AG (KBA) for on-press thermal imaging technology. KBA has agreed to have Creo as its exclusive supplier of thermal imaging heads for its 74 Karat digital offset press. Creo has agreed to continue the development of the unique thermal imaging system for the 74 Karat digital offset press. Under the new agreement, Creo will also develop software and hardware for future applications in the digital printing market and provide technical support for KBA, the world's third-largest manufacturer of printing presses. The agreement is effective through December 31, 2004.

Digital Offset Printing (DOP) presses, such as the 74 Karat, incorporate fast, accurate, on-press imaging. Unlike conventional presses where images are transferred to printing plates and then manually transported to the pressroom, images on DOP presses are transmitted as digital files and produced on plates that are already on the press, just before printing starts. This streamlines print shop operations, facilitates content changes at the last possible moment, and allows jobs to be turned around quickly and reliably. The 74 Karat prints 10,000 sheets per hour with the highest offset quality using Creo on-press thermal imaging and software for controlling and managing the imaging system, press and printing operations. Creo imaging and software technology provides complete digital connectivity to Creo workflow; making the 74 Karat digital offset press more efficient and cost-effective for short and medium runs.

"Our long term cooperation in developing and supplying on-press imaging technologies for KBA is for the success of both companies," said Kuty Paperny, Creo corporate vice president of output products. "We are pleased to be the exclusive supplier of thermal imaging heads for the KBA 74 Karat digital offset press and look forward to the future of on-press imaging."

"KBA is delighted to have the ongoing support of Creo technology," said Jens Junker, vice president, digital and small format printing, KBA.

Creo's expertise in direct imaging technology will allow KBA to continue its rapid growth in the digital printing market. Creo provides direct imaging technology for DOP presses produced by the four largest press manufacturers in the world.

About KBA

Koenig & Bauer AG (KBA), one of the top suppliers of printing presses in the international marketplace, has production plants in Germany, Austria and the USA, sales and service outlets in the USA, the UK, France, Italy, China (including Hong Kong), Malaysia and Russia, and a global network of agencies. In 2001, KBA's 7,500 staff generated a group turnover of about 1.3 billion euros. KBA is a powerful player in the global market for conventional web and sheetfed presses for printing commercials, packaging, newspapers and security documents. KBA's division Karat Digital Press, located in Radebeul near Dresden, is aiming to expand KBA's share of the market for digitally integrated printing systems. For more information on KBA go to www.kba-print.de, for Karat Digital Press www.karat-digital-press.de.

About Creo

Creo is a world leader in solutions for the graphic arts industry. Core product lines include image capture systems; inkjet proofers; thermal imaging devices for films, plates and proofs; professional color and copydot scanning systems; and workflow management software. Creo is also an Original Equipment Manufacture supplier of on-press imaging technology, components for digital presses, and color servers for high-speed, print-on-demand digital printers. Creo trades under the symbols CREO on NASDAQ and CRE on the Toronto Stock Exchange. www.creo.com

© 2002 Creo Inc. The Creo product names mentioned in this document are trademarks or service marks of Creo Inc. and may be registered in certain jurisdictions. Other company and brand, product and service names are for identification purposes only and may be trademarks or registered trademarks of their respective holders. Data is subject to change without notice.

This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties are described under the caption "Information Regarding Forward-looking Statements" and elsewhere in our Annual Report for the fiscal year ended September 30, 2001, as filed with the U.S. Securities and Exchange Commission and which are incorporated herein by reference. We do not assume any obligation to update the forward-looking information contained in this press release.
Rochelle van Halm	Tracy Rawa
Media Relations (Headquarters)	Investor Relations
T. +604.451.2700	T. +1.604.451.2700
F. +604.437.9891	F. +1.604.437.9891
rochelle.van.halm@creo.com	tracy.rawa@creo.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREO INC.

Date: July 4, 2002

/s/ Paul Kacir
Paul Kacir, Corporate Secretary